UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X]   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[  ]  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended January 31, 2019

NDN BV, INC.

(Exact name of issuer as specified in its charter)

Wyoming	83-1011129
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

19901 Southwest Freeway # 203, Sugar Land TX 77479

(Full mailing address of principal executive offices)

281-407-2709

(Issuer’s telephone number, including area code)

ITEM 1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Note Regarding Forward-looking Statements

Certain matters discussed herein are forward-looking statements. Such forward-looking statements contained in this annual report involve risks and uncertainties, including statements as to:

•our future operating results,

•our business prospects,

•our contractual arrangements and relationships with third parties,

•the dependence of our future success on the general economy and its impact on the industries in which we may be involved,

•the adequacy of our cash resources and working capital, and

•other factors identified in our filings with the SEC, press releases, if any and other public communications.

These forward-looking statements can generally be identified as such because the context of the statement will include words such as we “believe," “anticipate,” “expect,” “estimate” or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this offering circular and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The following discussion and analysis provides information which management believes to be relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read together with the Company's financial statements and the notes to financial statements, which are included in this offering circular.

This management's discussion and analysis or plan of operation should be read in conjunction with the financial statements and notes thereto of the Company included elsewhere in this offering circular. Because of its nature of a development stage company, the reported results will not necessarily reflect the future.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of

i.the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion,

ii.the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

iii.the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operations

We were incorporated in June 2018 to implement the business plan developed by Jayesh Patel. He developed a formula for an organic beer that will be slow brewed in Denmark.  The Company has engaged an independent distributor to distribute the newly-brewed beer to restaurants starting during December 2018. Indian, Japanese and Italian restaurants in Florida, New York, New Jersey, Virginia, Texas and California will be the initial market area. The distributor will handle all state and Federal regulatory and compliance requirements relating to the sale of alcoholic beverages. The first shipment of beer arrived in the United States on November 26, 2018 and will be stored in the distributor 's warehouse in New Jersey.

We have agreed to pay the distributor a fee equivalent to the higher of (i) $ 2,500 per month or (ii) a fee (ranging from $1.50 to $3.50) per case of beer distributed from the distributor’s warehouse.

The Company had its first sale of the organic beers to Park Street Imports, Inc. in December 2018. Most of the Company’s efforts through January 31, 2019 related to arranging for the brewing and distribution of the Company’s beer and ale. Going forward, the Company will work with distributors to commence and increase sales. It cannot predict as to the likely success of its efforts.

Liquidity

The Company has no committed sources of funds and will be dependent on funds provided or obtained by Jayesh Patel until other sources of funds are obtained. Mr. Patel’s ability to provide funds is very limited.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new  accounting  pronouncements that  have  been  issued  that  might  have  a  material  impact  on its financial position or results of operations.

Section 10.7 of the JOBS Act provides that an emerging  growth  company  can  take  advantage  of  the extended  transition  period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards.

Critical Accounting Policies

The preparation of financial statements and related notes requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. There are no critical policies or decisions that rely on judgments that are based on assumptions about matters that are highly uncertain at the time the estimate is made. Note I to the financial statements, included in the offering circular, includes a summary of the significant accounting policies and methods used in the preparation of our financial statements.

Seasonality

We do not expect a lot of seasonality affecting our business.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a) (4) (ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

ITEM 2.  OTHER INFORMATION

None

ITEM 3. FINANCIAL STATEMENTS

NDN BV, INC.

Balance Sheet

As of January 31, 2019, and July 31, 2018

ASSETS	January 31, 2019	July 31, 2018
	(Unaudited)
CURRENT ASSETS:
Cash	$3,941	$4,319
Inventory	8,025	-
Prepaid expenses	1,200	9,976
TOTAL ASSETS	$13,166	$14,295

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)

CURRENT LIABILITIES:
Accrued compensation and expenses	$25,500	$13,831
Accounts payable	7,963	1,736
Total	33,463	15,567

LOAN FROM COMPANY PRESIDENT	82,151	16,251
Total	115,614	31,818

STOCKHOLDERS’ (DEFICIT):

Preferred stock at $0.001 par value; 10,000,000 shares authorized, 1,000,000 issued and outstanding	1,000	1,000
Common stock at $0.001 par value; 199,000,000 shares authorized; 6,090,000 shares issued and outstanding as of January 31, 2019 and 5,815,000 shares issued and outstanding as of July 31, 2018	6,090	5,815
Additional paid-in capital	(6,500)	(6,500)
Accumulated deficit	(103,038)	(17,838)
Total Stockholders’ (Deficit)	(102,448)	(17,523)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$13,166	$14,295

See accompanying notes to the financial statements.

NDN BV, INC.

Statement of Operations

For the Six Months Ended January 31, 2019

(unaudited)

Revenue	$23,760
Cost of goods sold	(15,097)
Gross Margin	8,663

Advertising and marketing	(15,304)
General and administrative	(78,559)
Total Operating Expenses	(93,863)

Net loss	$(85,200)

Net loss per common share - basic and diluted	$(0.01)
Weighted average number of common shares outstanding basic and diluted.	6,090,000

See accompanying notes to the financial statements.

NDN BV, INC.

Statement of Stockholders’ Deficit

For the Period June 22, 2018 (inception) to January 31, 2019

(unaudited)

	Preferred Shares	Amount	Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at inception	1,000,00	$ 1,000.	5,815,000	$ 5,815	$ (6,500)	-	$315
Net Loss for the period	-	-		-	-	$(17,838)	(17,838)
Balance, August 1, 2018	1,000,00	1,000.	5,815,000	5,815	$ (6,500)	(17,838)	(17,523)
Shares issued	-	-	275,000	275	-	-	275
Net loss for the period	-	-	-	-	-	(85,200)	(85,200)
Balance January 31, 2019	1,000,00	$1,000	6,090,000	$ 6,090	$ (6,500)	$(103,038)	$(102,448)

See accompanying notes to the financial statements.

NDN BV, INC.

Statement of Cash Flows

For the Six Months Ended January 31, 2019

(Unaudited)

OPERATING ACTIVITIES:
Net Loss	$(85,200)
Adjustment to reconcile net loss to net cash used in operating activities:
Net change in:
Inventory	(8,025)
Prepaid expenses	8,776
Accrued liabilities	11,669
Accounts payable	6,227
Net Cash Used by Operating Activities	(66,553)

FINANCING ACTIVITIES:
Proceeds from issuance of common stock	275
Loan from Company President	65,900
Net Cash Flows	66,175

DECREASE IN CASH	(378)

CASH AT BEGINNING OF FISCAL PERIOD	4,319
CASH AT END OF FISCAL PERIOD	$3,941

See accompanying notes to the financial statements.

NDN BV, INC.

Notes to Financial Statements

For the Six Months Ended January 31, 2019
(unaudited)

NOTE 1 - ORGANIZATION

NDN BV, Inc. (the "Company'') was incorporated under the laws of the State of Wyoming on June 22, 2018. The Company's business plan involves the making and distribution of organic craft beer using a formula based on beers brewed in India. The Company’s initial sales took place in December 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Interim Financial Statements

The accompanying unaudited interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year end, January 31, 2019, have been omitted.

Year-end

The Company has elected a fiscal year ending on July 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned less estimated future doubtful accounts. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered or assets shipped to a customer, (iii) the sales price is fixed or determinable, and (iv) collectibility is reasonably assured.

Inventory

Inventories are stated at lower of cost determined on an average cost basis or net realizable value. Cost includes cost of labor, materials and overhead.

Income Taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company had no material adjustments to its liabilities for unrecognized income tax benefits.

Fair value of financial instrument

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. A fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

•Level I Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

•Level 2 Pricing inputs other than quoted prices in active markets included in Level I, which are either directly or indirectly observable as of the reporting date.

•Level 3 Pricing inputs that are generally observable inputs and not corroborated by market data.

The Company does not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at January 31, 2019.

Net Loss Per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period. There were no potentially dilutive shares outstanding as of January 31, 2019.

Subsequent Events

The Company has evaluated all transactions from January 31, 2019 through the financial issuance date for subsequent event disclosure consideration and noted no significant subsequent event that needs to be disclosed.

Recently Issued Accounting Standards

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Accounting Pronouncements Recently Issued and Adopted

In 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) guidance on leases, with amendments issued in 2018. The guidance requires lessees to recognize most leases on the balance sheet but does not change the manner in which expenses are recorded in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The two permitted transition methods under the guidance are the modified retrospective transition approach, which requires application of the guidance for all comparative periods presented, and the cumulative effect adjustment approach, which requires prospective application at the adoption date. The Company adopted the standard on January 1, 2019. The Company does not have any long term lease as of 1/31/2019, as such the adoption of the standard has no impact on the Company’s financial statement and disclosures.

Accounting Pronouncements Recently Issued and Not Yet Adopted

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606 (“ASU 2018-18”). ASU 2018-18 clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. ASU 2018-18 is effective for public companies for annual and interim periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-18 should generally be applied retrospectively to the date of initial application of Topic 606. Management is currently assessing the impact ASU 2018-18 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820) (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements. ASU 2018-13 is effective for public companies for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. Management is currently assessing the impact ASU 2018-13 will have on the Company, but it is not expected to have a material impact on the Company’s financial statement disclosures.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At January 31, 2019, the Company had negative working capital and an accumulated deficit and had small amounts of revenues. These factors, among others, indicate that the Company's continuation as a going concern is dependent upon its ability to achieve profitable operations or obtain adequate financing. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company intends to seek revenue producing and selling organic craft beer using a formula based on beers brewed in India with plans to actively commence sales in mid-2019. The Company also intends to raise capital in the market using techniques consistent with Regulation A. No assurances can be given as to the likely success of these efforts.

NOTE 4 - STOCKHOLDERS' DEFICIT

Preferred Stock

The Company's certificate of incorporation authorizes the issuance of I0,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the right s of the holders of the common stock.

At inception, the Company issued 1,000,000 shares of preferred stock to Jai Patel, its founder and President. These shares provide the holder with 5 % vote in all shareholder votes.

As of January 31, 2019, the Company had 1,000,000 shares of preferred stock issued and outstanding.

Common Stock

The holders of the Company's common stock:

Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund;

•are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

At inception, the Company issued 5,815,000 shares of common stock to five shareholders, including 5,500,000 shares to Jai Patel.

In October 2018 the Company issued I00,000 shares of its common stock to the person who agreed to become its chief financial officer.

In December, the Company issued 275,000 shares of its common stock to independent consultants and advisors.

At January 31, 2019 there were 6,090,000 shares of common stock outstanding.

NOTE 5 - INCOME TAXES

The Company has a net tax loss carryforward of $102,763 at January 31, 2019 that expires in 2038. It has established a valuation allowance against the potential benefits related to this carryforward because of the uncertainty surrounding the realization of such benefit.

NOTE 6 - PREPAID EXPENSES

Prepaid expenses are related to security deposits for renting an office.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company's President has provided a loan of $82,151 to help cover costs incurred to date to produce the products. The loan is interest-free and due in April 30, 2020. This loan agreement covers current outstanding amounts plus any amounts paid in the future by the President.

The Company has also accrued compensation of $24,000 for the six months ended January 31, 2019 for its President and $1,500 for its Chief Financial Officer.

ITEM 4.   EXHIBITS

None

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDN BV, Inc:

By:  /s/ Jayesh Patel

Jayesh Patel

Chief Executive Officer

Date: May 20, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Dates

/s/ Jayesh Patel	Chairman, President and CEO	May 20, 2019
Jayesh Patel

/s/ Lahari Neelapareddy	Chief Financial Officer, Principal Accounting Officer	May 20, 2019
Lahari Neelapareddy